EXHIBIT 99.1

Invitation to the Special Shareholders' Meeting of Galapagos on 22 December 2015

Mechelen, Belgium; 20 November 2015 - Galapagos NV (Euronext & NASDAQ: GLPG) has the honor to invite the Shareholders, Warrant Holders, Directors and Statutory Auditor of the Company to a Special Shareholders' Meeting that will be held on Tuesday 22 December 2015 at 2:00 p.m. (CET) at the registered office of the Company.

In order to be admitted to the Shareholders' Meeting, the holders of securities issued by the Company must comply with article 536 of the Belgian Companies Code and article 29 of the articles of association of the Company, and fulfill the formalities and make the notifications described in the convening notice.

The convening notice and other relevant documents can be found at http://www.glpg.com/shareholders-meetings.

About Galapagos
Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action, with a pipeline comprising three Phase 2 programs, three Phase 1 trials, four pre-clinical studies, and 20 discovery small-molecule and antibody programs in cystic fibrosis, inflammation, and other indications.  Filgotinib is an orally-available, selective inhibitor of JAK1 for the treatment of rheumatoid arthritis and potentially other inflammatory diseases.  Galapagos has reported good activity and a favorable safety profile in both the DARWIN 1 and 2 trials in RA.  Galapagos is preparing to enter Phase 3 studies in RA and to report Phase 2 topline results with filgotinib in Phase 2 in Crohn's disease.  In the field of cystic fibrosis, AbbVie and Galapagos collaborate to develop and commercialize molecules that address mutations in the CFTR gene.  Further clinical trial initiations are expected in the CF program before end 2015.  GLPG1205, a first-in-class inhibitor of GPR84 and fully-owned by Galapagos, will report topline results in Q4 2015 from a Phase 2 proof-of-concept trial in ulcerative colitis patients.  GLPG1690, a fully proprietary, first-in-class inhibitor of autotaxin, has shown favorable safety in a Phase 1 trial and is expected to enter Phase 2 in idiopathic pulmonary fibrosis.  GLPG1972 is a novel mode of action candidate drug currently in Phase 1, with potential application in osteoarthritis.  The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 400 employees, operating from its Mechelen, Belgium headquarters and facilities in The Netherlands, France, and Croatia.  More info at www.glpg.com.